August 30, 2005

VIA FEDERAL EXPRESS
Ms. Janice McGuirk, Esq.
Division of Corporate Finance
U.S. Securities & Exchange Commission
Mail Stop 0511
Washington, D.C.  20549

         Re:      Elite Cosmetics, Inc.
                  Amend. No. 1 to Registration Statement on Form SB-2 Filed July 18, 2005
                  File No. 333-126667

Dear Ms. McGuirk:

We represent Elite Cosmetics, Inc. ("Elite Cosmetics" or the "Company") We are in receipt of your letter dated August 19, 2005 regarding the above referenced filing and the following are our responses:

Prospectus Cover Page
---------------------

     1. In the fourth line, please replace the word "can" with "will" or otherwise revise to indicate that the selling shareholders are required to sell at the $.03 price, if they resell before the quotation on the OTC BB.

          Answer: The prospectus cover page of the SB-2 has been revised to replace the word "can" with "will."

     2. Regarding the cross-reference to the risk factors section, please highlight the paragraph through the use of bold-face type or italics.

          Answer:   The prospectus  cover  page of the SB-2 has been  revised to highlight the reference to the risk factors section.

Risk Factors, page 2
--------------------

     3. For each of your risk factors, please revise your subheadings to briefly state the actual risk or harm to the company as a result of the material fact you address. For example, see the last four risk factors under "Risks Relating to the Company."

          Answer:   The  SB-2 has been revised to state the actual risk or  harm to the company for each of the risk factors.

     4. We note the statement in your sixth risk factor, "[W]e are presently dependent to a great extent upon the experience, abilities and continued services of Glen Landry..."; however, we further note your ninth risk factor, "[O]ur Chief Executive Officer, Glen Landry, Has No Previous Experience in the Cosmetics Industry, or Any Prior Experience as the Chief Executive Officer of a Public Company." Please revise as appropriate to make the disclosure consistent.

          Answer:   The risk factor has been revised to delete the  reference to
          Glen Landry's experience.

Forward Looking Statements, page 5
----------------------------------

     5. Please expand the last sentence under this heading to clarify that the forward looking safe harbor does not apply to the offering. Further, please expand the last paragraph to disclose the obligation to update the registration statement as required by Item 512 of Regulation S-B.

          Answer:   The SB-2 has been revised  to  delete  the  Forward  Looking
          Statements section, as the section is not applicable to this offering.

Market for Common Equity....page 6
----------------------------------

     6. Please update the information to the latest date practicable and in addition, please provide the information required by Item 201(a)(ii) of Regulation S-B.

          Answer:   The SB-2 has been revised to update the  information  to the latest date  practicable  and to provide the  information  required by
          Item 201(a)(ii) of Regulation S-B.

Selling Shareholders, page 8
----------------------------

     7. Please add another footnote to the table to indicate the relationship, if any, of Clailee A. Landry to Glen Landry. Also, revise the last statement in this section, "[T]o our knowledge..." to add Clailee Landry, if applicable.

          Answer:   The SB-2 has been revised to disclose that Clailee A. Landry is the mother of Glen Landry. The last statement of this section has been revised accordingly.

Plan of Distribution, page 8
----------------------------

     8. At the end of the initial paragraph, please add "if ever" referring to the possibility that a market will develop.

          Answer:   This section of the SB-2  has been revised  to add "if ever"
          at the end of the initial paragraph.

     9. Revise the last sentence of this section to correctly state that the expenses are estimated to be $20,000, not $10,000. We note the schedule of expenses in Item 25. on page II-2 in this regard. Answer:
          The SB-2 has been revised to correctly state that the expenses are estimated to be $20,000, not $10,000.

Directors, Executive Officers....page 9
---------------------------------------

     10. Please disclose the business activities of Elmwood Marine and describe Mr. Landry's responsibilities as a manager and supervisor. Please disclose the number of hours each week that Mr. Landry works for Elmwood.

          Answer:   The   SB-2  has  been  revised  to  disclose  the   business
          activities of Elmwood Marine, to describe Mr. Landry's responsibilities as a manager and supervisor, and to disclose the number of hours each week that Mr. Landry works for Elmwood.

     11. Please state the number of hours per week Mr. Landry will spend on the business part of the company.

          Answer:   The SB-2 has  been  revised  to  disclose  that  Mr.  Landry currently spends 35 hours per week on the Company's business.

     12. Please identify the company's promoters. See the definition of promoter in Rule 405.

          Answer:   The SB-2 has been revised to  disclose  the  identity of the
          Company's promoters.

Interest of Named Experts and Counsel, page 11
----------------------------------------------

     13. Please specify the contingent basis or substantial interest referred to in the first sentence. Please explain the reference to "any such person" in the second sentence.

          Answer:   The SB-2 has been revised  to  disclose  that no  experts or counsel have any interest in the Company's registration statement.

Organization Within Last Five Years, page 11
--------------------------------------------

     14. Please clarify the reference to "commenced operation" in the second lines, as it appears the company was a "blank check" company at the time. Please revise as appropriate.

          Answer:   The SB-2 has been  revised to  clarify that the  Company did not have any business activities at the time the Company was a blank check company.

Description of Business, page 11
--------------------------------

     15. Please provide a discussion of the business activities of Mr. Landry prior to his acquisition (or gain of control) of Edmonds 4, Inc., specifically relating to the development and manufacturing of the three products as discussed in this section. We may have further comments.

          Answer:   The SB-2 has been revised  to  provide a  discussion  of the business activities of Mr. Landry prior to his acquisition of Edmonds 4, Inc.

     16. Considering the comment above and other disclosures throughout your registration statement (e.g. products are available for sale on eBay), it would appear that you have incurred costs in the development and manufacturing of your products; however, we don not see where such costs have been recorded in your financial statements (e.g. research and development costs, inventory, etc.) Please explain.

          Answer: Through April 30, 2005, the Company did not incur any costs to develop the product. During May and June, the company began developing its products and formulations. The company makes it products in small batches and does not currently have any material inventory.

     17. State the number of customers you presently have and the number of product units you have sold, as of recent date.

          Answer:   The SB-2 has been revised  to clarify that the  Company does not currently have any customers and has not sold any products to date.

     18. Explain your "Internet marketing strategy". State the cost to produce your present web-site. Also, state the costs to the company associated with the link to e-bay. Are there any other fees to be paid on e-bay? Does the company have to pay a percentage of each sale to e-bay? Please fully explain how this works.

          Answer:   The  SB-2  has  been  revised  to  more  fully  explain  the company's internet strategy and interaction with e-bay.

     19.  Please  clarify  the  individuals  who  participated  in your  survey, including how they were identified for participation and any relationships with Elite or its management or shareholders. Please describe the nature and extent of the testing that was done and summarize the results which demonstrated the effectiveness of your products in reducing the signs of aging and conditioning and beautifying the skin. Summarize the "favorable responses' to use of the body cream. Please explain the reference to "in-house surveys".

          Answer:   The SB-2  has  been  revised  to clarify  the details of the survey conducted on the Company's products.

     20. Your website says that your eye cream "dramatically reduces" the signs of aging and that you are always "working hard to develop new cosmetic products." Please disclose these matters in your filing and explain.

          Answer:   Please note  that  the  Company  is  currently  revising the website to remove this language.

     21. Please explain how you design and develop your products given the lack of experience or training in the cosmetology field. For example, identify the person who perform this task and explain the steps or methodology used in creating products.

          Answer:   The SB-2  has  been  revised  to  disclose  how  the Company designed and developed its products.

     22. Please explain how the company "anticipates strong profit margins..." Also, identify your manufacturing costs and explain why they are "low".

          Answer:   The SB-2  has  been  revised  to  explain  how  the  Company anticipates strong profit margins and why the manufacturing costs are low.

     23. Please add a subsection which discusses government regulation of your current and proposed business activities. See Item 101(b)(9) of Regulation S-B.

          Answer: The SB-2 has been revised to add a subsection which discusses government regulation of the Company's current and proposed business activities.

Marketing / Distribution, page 12
---------------------------------

     24. Since the company will be depending heavily upon a marketing strategy, please indicate Mr. Landry's experience or training in this area. We also note under "Plan of Operations" that [W]ithin thirty to sixty days, we intend to develop a comprehensive marketing plan. We expect to spend approximately $10,000 on marketing in the fourth quarter of 2005..." IF Mr. Landry has no direct experience, please consider adding another risk factor to address this fact.

          Answer:   The SB-2  has  been revised to disclose that Mr. Landry does not have any experience or training in marketing. A risk factor has been added accordingly.

Employees, page 12
------------------

     25. In the last sentence pertaining to Mr. Landry, please clarify "he has become adept at planning and forecasting" as an opinion and explain the basis for this statement in the disclosure.

          Answer:   The SB-2 has been revised  to  delete  the  above  mentioned sentence.

     26. We noted previously the disclosure that Dawn Landry has "mixed cosmetics" since 2003. If she is going to perform this function for the company, it would appear that this should be disclosed here as well as explaining briefly exactly what she does in that regard. Please explain the nature and extent of her experience in mixing cosmetics.

          Answer:   The SB-2  has been revised to disclose the nature and extent of Dawn Landry's experience in mixing cosmetics.

Intellectual Property, page 12
------------------------------

     27. Please update to indicate the current status of the application for the trademark.

          Answer:   The SB-2 has been  revised to disclose that the  application for the trademark is currently pending.

Plan of Operations
------------------

     28. For each of the steps you have listed, disclose the anticipated costs and the source(s) of funds to be used to accomplish each of the steps.

          Answer:   The SB-2 has been revised to disclose the anticipated  costs and the source of funds to be used to accomplish each of the steps in the plan of operations.

     29. Disclose who will be developing the "comprehensive marketing plan", the "one to three additional websites", and the "additional cosmetics" referred to. If these will all be done by Mr. Landry and/or his wife, this should be made clear. Otherwise, if it is anticipated that the company will hire or enter into an agreement for a consultant or other expert in the area, this should be made clear as well.

          Answer:   The SB-2 has been revised to clarify that  these  tasks will be done by Glen Landry until the Company begins generating a profit.

     30. In your present third step, please state whether or not there have been any discussions or negotiations with the companies you mentioned, such as Wal-Mart, K-Mark, Walgreens. If so, please disclose the status of any agreements.

          Answer:   The SB-2 has been revised to  disclose  that the Company has not entered into any discussions or negotiations with any of the above-mentioned companies.

     31. We noted in your fourth risk factor that the company "will need a minimum of $100,000 to commence our planned operations over the next twelve months..." Please add that statement to this section.

          Answer:   The SB-2  has  been  revised  to  add  the   above-mentioned
          statement to this section.

     32. We note in the penultimate paragraph, the statement, "[W]e currently do not have enough cash to satisfy our minimum cash requirements for the next twelve months to maintain our operations. We will require additional funds to increase marketing, to expand operations...". Please revise to tell us what the amount of funds would be to maintain operations and then further, disclose the additional amount of funds would be needed to implement your business plan. We may have further comments upon your response.

          Answer:   The SB-2 has been revised  to  disclose  the amount of funds needed to maintain operations and the additional amount of funds needed to implement the Company's business plan.

     33.  Please fully  discuss the  company's  plans for  financing its planned
          operations,   to  maintain  its   operations  and  to  accomplish  the
          additional specified steps as mentioned.

          Answer:   The SB-2 has been revised  to fully  discuss  the  Company's financing plans.

     34. Please disclose the business reasons for the loan of $73,538, including the intended uses of these funds.

          Answer:   The SB-2 has  been  revised to disclose the business reasons for the loan of $73,538, including the intended uses of these funds

Liquidity and Capital Resources, page 13
----------------------------------------

     35.  Please discuss the recent loan from your president.

          Answer:   The SB-2 has been revised to discuss the terms of the recent loan from the Company's president.

Description of Property, page 13
--------------------------------

     36. If the company's space is located at Mr. Landry's residence, please disclose. If yes, disclose whether the use of his residence for commercial purposes is consistent with local zoning regulations and proper licenses have been obtained for commercial use of the residence.

          Answer:   The  SB-2  has  been revised  to disclose that the Company's space is located at Mr. Landry's residence and that the use of the residence is consistent with local zoning regulations.

     37. Please disclose the nature of the space and explain how the space is used to manufacture, store, pack, and ship out your products. For example, please describe the nature and extent of any equipment and the arrangements under which the company uses the equipment. Disclose the adequacy of the space to support the company's business now and prospectively.

          Answer:   The SB-2  has  been  revised  to  disclose  the  nature  and adequacy of the space for the Company's needs.

Client Relationships...page 13
------------------------------

     38. In the initial paragraph, please indicate whether or not there is a written agreement for the company's subleasing arrangement with Mr. Landry.

          Answer:   The SB-2  has  been revised  to  disclose  that  there is no written agreement for the company's subleasing arrangement with Mr. Landry.

     39. It would appear that the transaction in Note 2 and Note 3 to the financial statements on page F-6 should be included under this
          heading.   For  each  transaction,   please  identify  the  individual
          involved.

          Answer:   The SB-2 has been revised to include the  transactions under
          Note 2 and 3 to the financial statements and to identify the individual involved.

Executive Compensation
----------------------

Summary Compensation Table, page 14
-----------------------------------

     40. We noted your disclosure that you do not pay your sole officer and director for his services and that there is no compensation reflected in the associated table. However, Note 3 - Related Party Transactions (F-6) states that 28, 400,000 shares valued at $852,000 were issued to your principal stockholder for services. Please revise the compensation disclosures accordingly.

          Answer:   The Summary Compensation  Table of the SB-2 has been revised to disclose the shares issued to Mr. Landry.

     41. Further, in the second sentence of Note (1), "[W]e anticipate negotiating an annual salary for him as soon as we commence generating revenue." Inasmuch as Mr. Landry is the only officer, it would appear that his will set his own salary. Please revise or advise.

          Answer:   The SB-2 has been revised to disclose that as Mr.  Landry is the only officer, he will set his own salary.

     42. Clarify if the company is going to set a minimum amount of income to be realized or some other measure before a salary will be paid, or how this will be determined.

          Answer:   The SB-2 has been revised to  disclose that the  Company has set a minimum of $100,000 in profits before a salary will be paid.

Available Information, page 16
------------------------------

     43. Please update the address of the SEC: 100 F Street, N.E. Room 1580 Washington, D.C. 20549.

          Answer:   The SB-2 has been revised to update the address of the SEC.

Financial Statements
--------------------
Statements of Operations, F-2
-----------------------------

     44. We noted your weighted average number of shares outstanding of 1,007,528 and 1,003,702 for the three and six months ended April 30, 2005 respectively. It is unclear how you determined the weighted average considering you issued 28,400,000 share of common stock on March 25, 2005. Please explain your computation or revise.

          Answer:   The weighted average shares  outstanding has been revised to reflect the correct number of shares outstanding.

     45. Please note that net loss per share (basic and diluted) is not a cumulative measure; therefore, this amount should be removed for the period from August 19, 2004 (inception) to April 30, 2005.

          Answer:   The period from  August 19, 2004 (inception)  to  April  30,
          2005 has been deleted.

Notes to Financial Statements
-----------------------------

Note 1 - Summary of Significant Accounting Policies and Organization
--------------------------------------------------------------------

General
-------

     46.  Regarding  the stock  issued for  services as discussed on F-6 (Note 2
          (B)), please disclose your policy for stock compensation and provide the required disclosures of SFAS 123 (as amended by SFAS 148), specifically paragraphs 45 through 48.

          Answer:   The footnotes  have been  updated to include  the  Company's policy for stock compensation.

Other Financial Statement Comments
----------------------------------

     47. Please direct your auditor to revise their consent to appropriately reflect the audit report date (November 29, 2004).

          Answer:   The  Company's  auditor  has  been directed  to  correct the consent to reflect the audit report date (November 29, 2004).

     48. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B, and provide a current consent of the independent accountants in any amendment.

          Answer: The Company is aware of the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B, and will provide a current consent of the independent accountants in any amendment.


Part II.
--------

Item 26. Recent Sales....page II-3
----------------------------------

     49.  Rule 506 requires  that  investors be either  accredited  investors or
          financially   sophisticated.   Please  address  this  element  of  the
          exemption in this item.

          Answer:   The SB-2 has been revised to disclose  that the offering was sold to fewer than 35 non-accredited investors.

     50. Please reconcile the information here with the disclosure in Financial Statements Note 5 - Subsequent Events.

          Answer: Please note that the Regulation D, Rule 506 Offering in which the Company issued a total of 370,000 shares of common stock to 35 shareholders was completed in May 2005. The financial statements accurately reflect that 150,000 of these shares were sold prior to April 30, 2005, while a total of 220,000 were sold in May 2005 and were correctly incorporated into the subsequent events footnote.

     51. Revise Note (E) on page II-5 since Dawn Landry and possibly Clailee Landry are affiliated to Glen Landry, the company's officer and director.

          Answer:   The SB-2 has been revised to amend Note (E) on page II-5.

Signatures, page II-7
----------------------

     52. The individual operating in the capacity of the principal accounting officer or controller should be so designated in accordance with the Form requirements. Please revise in the amendment to be filed.

          Answer:   The SB-2 has been revised to indicate  that  Glen Landry  is the principal accounting officer.

Form 10-QSB for Fiscal Quarter Ended April 30, 2005
---------------------------------------------------

     53. Please revise and amend any filings (e.g. Forms 10-QSB) to conform to any changes made in the resignation statement as a result of our comments.

          Answer:   Please be advised that the Company will revise and amend any filings to conform to any changes made in the resignation statement as a result of your comments.

Please call me with any questions regarding this matter.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /S/ Gregg E. Jaclin
    -------------------
    GREGG E. JACLIN